United Airlines Series 2020 - 1 EETC Investor Presentation January 25, 2021 $600mm UAL 2020 - 1 Class B EETC Financing

Safe Harbor Statement

Certain statements in this presentation are forward-looking and thus reflect our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to our operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as "expects," "will," "plans," "anticipates," "indicates," "remains," "believes," "estimates," "forecast," "guidance," "outlook," "goals," "targets" and similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this presentation are based upon information available to us on the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law. Our actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the duration and spread of the ongoing global COVID-19 pandemic and the outbreak of any other disease or similar public health threat and the impact on our business, results of operations and financial condition; the lenders' ability to accelerate the MileagePlus indebtedness, foreclose upon the collateral securing the MileagePlus indebtedness or exercise other remedies if we are not able to comply with the covenants in the MileagePlus financing agreements; the effects of borrowing pursuant to the Loan Program under the CARES Act, and the effects of the grant and promissory note through the Payroll Support Program under the CARES Act; the costs and availability of financing; our significant amount of financial leverage from fixed obligations and ability to seek additional liquidity and maintain adequate liquidity; our ability to comply with the terms of our various financing arrangements; our ability to utilize our net operating losses to offset future taxable income; the material disruption of our strategic operating plan as a result of the COVID-19 pandemic and our ability to execute our strategic operating plans in the long term; general economic conditions (including interest rates, foreign currency exchange rates, investment or credit market conditions, crude oil prices, costs of aircraft fuel and energy refining capacity in relevant markets); risks of doing business globally, including instability and political developments that may impact our operations in certain countries; demand for travel and the impact that global economic and political conditions have on customer travel patterns; our capacity decisions and the capacity decisions of our competitors; competitive pressures on pricing and on demand; changes in aircraft fuel prices; disruptions in our supply of aircraft fuel; our ability to cost-effectively hedge against increases in the price of aircraft fuel, if we decide to do so; the effects of any technology failures, cybersecurity or significant data breaches; disruptions to services provided by third-party service providers; potential reputational or other impact from adverse events involving our aircraft or operations, the aircraft or operations of our regional carriers or our code share partners or the aircraft or operations of another airline; our ability to attract and retain customers; the effects of any terrorist attacks, international hostilities or other security events, or the fear of such events; the mandatory grounding of aircraft in our fleet; disruptions to our regional network as a result of the COVID-19 pandemic or otherwise; the impact of regulatory, investigative and legal proceedings and legal compliance risks; the success of our investments in other airlines, including in other parts of the world, which involve significant challenges and risks, particularly given the impact of the COVID-19 pandemic; industry consolidation or changes in airline alliances; the ability of other air carriers with whom we have alliances or partnerships to provide the services contemplated by the respective arrangements with such carriers; costs associated with any modification or termination of our aircraft orders; disruptions in the availability of aircraft, parts or support from our suppliers; our ability to maintain satisfactory labor relations and the results of any collective bargaining agreement process with our union groups; any disruptions to operations due to any potential actions by our labor groups; labor costs; the impact of any management changes; extended interruptions or disruptions in service at major airports where we operate; U.S. or foreign governmental legislation, regulation and other actions (including Open Skies agreements, environmental regulations and the United Kingdom's withdrawal from the European Union); the seasonality of the airline industry; weather conditions; the costs and availability of aviation and other insurance; our ability to realize the full value of our intangible assets and long-lived assets; any impact to our reputation or brand image; and other risks and uncertainties set forth under Part I, Item 1A., "Risk Factors," of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as updated by our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 and our Current Report on Form 8-K filed on January 20, 2021, as well as other risks and uncertainties set forth from time to time in the reports we file with the U.S. Securities and Exchange Commission.

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3 Additional Information The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communica tio n relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete in for mation about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issue r, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC to ll - free at 1 - 866 - 471 - 2526, Credit Suisse toll - free at 1 - 800 - 221 - 1037 or Citigroup Global Markets, Inc. toll - free at 1 - 212 - 723 - 6171.

Table of Contents 1. Transaction Overview 2. Recent Developments 3. United Corporate Overview 4. Collateral Summary 5. 2020 - 1 EETC Structure 6. Summary of Transaction Strengths 7. Summary Term Sheet 8. Appendix A: Detailed Amortization Schedules 9. Appendix B: Additional Collateral Information 10. Appendix C: Non - GAAP Reconciliations

Transaction Overview

6 ▪ United Airlines (“United”, the “Airline” or the “Company”) intends to raise up to approximately $600,000,000 through the offe rin g of the Class B Pass Through Certificates, Series 2020 - 1 (the “Certificates” or “UAL 2020 - 1”) ▪ United previously issued $3,000,000,000 aggregate face amount of Pass Through Certificates, Series 2020 - 1 Class A, on October 28 , 2020. The Series 2020 - 1 Class A Certificates are not being offered in this transaction ▪ The Series B Equipment Notes underlying the Certificates will have the benefit of the security interest in the following Sect ion 1110 eligible collateral, which is the same collateral that secures the outstanding Series A Equipment Notes: » Spare Parts : Substantially all of United’s Spare Parts — United’s Spare Parts inventory has grown over time, with a 25% increase in net book value over the last 10 years » Spare Engines : 99 Spare Engines representing substantially all of United’s owned Spare Engines — During 2018 and 2019, United used its spares engine pool almost daily, averaging 350+ engine changes annually 1 » Aircraft : 352 tails across 11 unique variants — The Aircraft collateral has a weighted average age of 19 years and represents 43% of United’s mainline operating fleet 2 » All collateral benefits from Section 1110 protection. The collateral package includes key assets which provide strategic and cor e value to United’s entire business operation – the collateral is essential to the daily operations of the airline ▪ The Class B Certificates offered in the transaction will consist of one tranche of amortizing debt: — Class B junior tranche amortizing over 5.0 years, with a 60.4% / 60.4% Initial / Max LTV 3 and a 23% balloon 4 ▪ There are no changes to the structure and terms of the UAL 2020 - 1 Class A 1 Spare Engine utilization represents a historical average and post - COVID usage will change this estimate dramatically. 2 By Aircraft count. 3 Initial and Max LTV calculated as of February 1, 2021, which is assumed to be the closing date of the offering. 4 Balloon calculated as a percent of initial principal balance. Transaction Overview (1/2)

7 Transaction Overview (2/2) ▪ Appraisals and forecasts were obtained in Q3 2020 and reflect COVID - 19 related value adjustments. Additionally, the Aircraft and Spare Engine values have been further diligenced by mba Aviation (“ mba ”) who provided maintenance condition adjustment projections. Unless otherwise noted, values and LTVs in this presentation reflect: — Spare Parts: Initial and forward values reflect current market values from mba as of August 2020 — Aircraft and Spare Engines: Initial values reflect the lower of the mean and median (“LMM”) of base values from mba , ICF SH&E, Inc. (“ICF”) and BK Associates, Inc. (“BK”), adjusted for maintenance condition determined by mba . Forward appraised values as of any date after 2020 reflect as of September 1, 2020 the lower of the mean and median of the projected base values as appraised by BK, ICF and mba , each adjusted for the projected maintenance condition as determined by mba — The collateral package is valued initially at $5.8bn which reflects a spare part valuation as of Q3 2020 and an Aircraft and Spa re Engine valuation as of September 1, 2020 ▪ Liquidity Facility Provider : Goldman Sachs Bank USA ▪ Structuring Agent : Goldman Sachs ▪ Active Bookrunners : Goldman Sachs, Citigroup and Credit Suisse ▪ Proceeds from the offering will be used for general corporate purposes and to pay fees and expenses related to the offering

United Airlines Series 2020-1 EETC Structural Summary

	At Issue of Class A (Oct '20)	At Issue of Class B (Feb '21)	
	Class A Certificates	Class A Certificates	Class B Certificates
Face Amount	$3,000,000,000	$2,927,475,000	$600,000,000
Expected Rating (Moody's / S&P)	A3 / A	A3 / A	Baa2 / BBB-
Initial / Maximum LTV[1]	51.6% / 51.6%	50.2% / 50.2%	60.4% / 60.4%
Regular Distribution Dates	January 15, April 15, July 15, October 15 (Quarterly)	January 15, April 15, July 15, October 15 (Quarterly)	January 15, April 15, July 15, October 15 (Quarterly)
Final Expected Distribution Date[2]	7.0 years (October 15, 2027)	6.7 years (October 15, 2027)	5.0 years (January 15, 2026)
Weighted Average Life	4.1 years	3.9 years	3.2 years
Final Maturity[3]	April 15, 2029	April 15, 2029	July 15, 2027
Balloon Payment[4]	24%	24%	23%
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility (18 months)	Six quarterly interest payments	Six quarterly interest payments	Six quarterly interest payments
Format	SEC Registered	N/A	SEC Registered

[1] Initial LTV and Maximum LTV for the Class A Certificates are provided as of (i) October 28, 2020, which was the closing date of the Class A Certificates, and (ii) as of February 1, 2021 which is assumed to be the closing date of the Class B offering. Class B Certificates are calculated as of February 1, 2021, which is assumed to be the closing date of the offering.
[2] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[3] The Final Maturity Date for the Class B Certificates is the date that is 18 months after the Final Expected Distribution Date for the Class B Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of six consecutive quarterly interest payments.
[4] Based on initial outstanding principal amount of the applicable equipment note.

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9 Note: Unless otherwise noted, all metrics are as of the Class B Issuance date. 1 Based on initial outstanding principal amount of the applicable equipment note and collateral group. United Airlines Series 2020 - 1 EETC Structural Breakdown ▪ The UAL 2020 - 1 transaction is structured so that each collateral group has a tailored amortization profile and LTV maintenance r equirements ▪ De facto cross - default and cross - collateralization is achieved as United issues only one equipment note collateralized by the fu ll collateral pool ▪ The below table illustrates terms at the assumed time of Class B issuance Class A Certificates New Class B Certificates Collateral Group Spare Parts and Spare Engines Tier I Aircraft < 20 years Tier II Aircraft ≥ 20 years Series A Equipment Note Spare Parts and Spare Engines Tier I Aircraft < 20 years Tier II Aircraft ≥ 20 years Series B Equipment Note Allocable Debt Balance (mm) $1,156 $835 $937 $2,927 $213 $171 $216 $600 Initial LTV 59.2% 48.5% 43.3% 50.2% 70.1% 58.4% 53.3% 60.4% WAL 5.5 years 3.6 years 2.3 years 3.9 years 3.8 years 3.6 years 2.3 years 3.2 years Final Maturity 6.7 years 6.7 years 3.7 years 6.7 years 5.0 years 5.0 years 3.7 years 5.0 years Balloon Payment 1 59% 0% 0% 24% 53% 0% 0% 23%

Recent Developments

Financial foundation set and focused on long-term success

Reduced core cash burn

Reduced core cash burn by about half from 2Q20 - 4Q20[1]


~(50%)
$38M
$19M
2Q20
4Q20

Secured survival

Raised over $28bn of liquidity since March[2]


>3x
$19.7B
~$6B
Feb '20
YE20

Preparing for the future

Hold more cash
Future minimum liquidity levels to consider risk in working capital

Up to $2B in structural cost reductions
Offset inflationary pressure

Investing in recovery
Maintenance to enable future flying
Product consistency (e.g., Polaris)

[1] Cash burn is defined as: Net cash from operations, less investing and financing activities. Proceeds from the issuance of new debt (excluding expected aircraft financing), government grants associated with the Payroll Support Program of the CARES Act, issuance of new stock, net proceeds from the sale of short-term and other investments and changes in certain restricted cash balances are not included in this figure. Core cash burn is defined as: Cash burn, as further adjusted to exclude: debt principal payments, timing of certain payments, capital expenditures (net of flight equipment purchase deposit returns), investments in the recovery and severance payments; [2] Total available YE20 liquidity includes cash and cash equivalents, short-term investments and $1 billion undrawn revolving credit facility, as well as $7 billion available under the CARES Act Loan program; total available February 2020 liquidity includes cash and cash equivalents, short-term investments and $2 billion undrawn revolving credit facility

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12 MPH secured notes and term loan 1 United received the $ 5.1bn in expected CARES Act proceeds (grants + loans) on September 30 th from the initial Payroll Support Program. United expects to receive the $2.6bn due from the Extension Agreement in 1Q21. 2 On December 8, 2020, the U.S. Treasury amended the existing Credit Agreement and allocated additional loan commitments under the CARES Act, increasing the amount available under such agreement to up to $7.49bn in the aggregate (including any funded loans). United believes it has built appropriate liquidity to manage through COVID - 19 Term Loans Equity Revolving Credit Facility CARES Act PSP Grant & Unsecured Loan Additional CARES Act Secured Loan ▪ Term Loan Financing: Raised $2.75bn in three separate Term Loan facilities backed by aircraft (March 9 th ), spare parts (March 20 th ) and spare engines (April 7 th ) ▪ Equity Issuance: Executed issuance of 43.2mm shares for ~$1.1bn (April) and approximately 21.4mm shares for ~$1.0bn in “at - the - market” offerings (June - December) ▪ Revolving Credit Facility: $2bn capacity under revolving credit facility, $1bn drawn (July 2 nd ) ▪ MPH secured notes and term loan : $6.8bn in senior secured notes and secured term loan facility secured by substantially all of the assets of MileagePlus Holdings (July 2 nd ) ▪ CARES Act : Received approximately $5.1bn from the U.S. Treasury Department through the Payroll Support Program with ability to draw up to $7.5bn under a secured term loan facility entered into pursuant to the Loan Program – $ 3.6bn from the PSP program was a direct grant and $1.5bn was in the form of a promissory note – As of December 8 th , United had drawn $520mm of the available ~$7.5bn under the secured term loan facility – On January 15 th , 2021 United entered into a Payroll Support Program Extension Agreement with the U.S. Treasury Department for $2.6bn, which United expects to receive in 1Q21 $2.75bn $2.1bn $2.0bn $6.8bn $7.7bn 1 $7.5bn 2 $ 28bn + Liquidity sources since March

United Recent Developments Since Q3 2020

United's prudent capital management has helped maintain liquidity despite current operating environment

Demand and Capacity

- Compared to September, United had nonstop service in 23 more domestic and 8 more international routes in October, 37 more domestic and 32 more international routes in November, and 95 more domestic and 53 more international routes in December
- United reported total revenue down 69% in 4Q20 YoY
- Expect 1Q21 capacity to be down 51% versus 1Q19

Liquidity and Cash Burn

- Amended CARES Act Credit Agreement with Treasury, increasing total borrow availability from $5.2bn to $7.5bn and potential total warrant issuance from 16.4mm to 23.8mm. In September, United borrowed $520mm under the CARES Act Credit Agreement. Loan collateralized by:
    - i) Certain route authorities, certain related slots and gate leaseholds, and other related assets
    - ii) Certain Boeing 777-300ER aircraft
    - iii) Certain flight simulators and related assets
- In December, United's Board of Directors adopted a tax benefits preservation plan to preserve and protect the Company's ability to use its $8.2bn Net Operating Loss Carryforwards (NOLs) — which are expected to increase during the COVID-19 pandemic
- Total available liquidity[1] was ~$19.7bn at the end of the fourth quarter 2020
- Expect to receive at least $2.6bn in Payroll Support Program funding in 1Q21
- Reported fourth-quarter daily cash burn[2] of $23mm, plus $10mm of average debt principal payments and severance payments per day; average daily core cash burn[2] in 4Q20 was $19mm per day, an improvement of about half of core cash burn levels in 2Q20.

[1] Total available liquidity includes cash and cash equivalents, short-term investments and $1 billion available under our undrawn revolving credit facility, as well as $7 billion available under the CARES Act loan program; [2] Cash burn, as previously guided, is defined as: Net cash from operations, less investing and financing activities. Proceeds from the issuance of new debt (excluding expected aircraft financing), government grants associated with the Payroll Support Program of the CARES Act, issuance of new stock, net proceeds from the sale of short-term and other investments and changes in certain restricted cash balances are not included in this figure. Core cash burn is defined as: Cash burn, as further adjusted to exclude: debt principal payments, timing of certain payments, capital expenditures (net of flight equipment purchase deposit returns), investments in the recovery and severance payments.

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United Corporate Overview

15 Source: OAG; reflects routes flown in 2019 Best global network full of long - term opportunity United has a balanced network across geographies supported by the best partners and renewed JVs Geography % of 2019 ASMs Domestic 57% Atlantic 18% Pacific 15% Latin 10% Diverse network Though COVID - 19 has caused disruption to a number of routes, United expects to benefit from its robust network amidst the expected recovery of demand across both domestic and international travel Key Domestic Hubs Key International Hubs Frankfurt Narita San Francisco Los Angeles Chicago Denver Houston New York / Newark Washington

16 1 Adjusted total debt is a non - GAAP measure that includes current and long - term debt, operating lease obligations and finance leas e obligations and noncurrent pension and postretirement obligations; adjusted EBITDAR is a non - GAAP metric that measures adjusted earnings before interest, income taxes, depreciation, amortization, aircraft rent and excluding special charges and unrealized (gains) losses on investments . See appendix C for a reconciliation of these Non - GAAP measures to their closest GAAP counter - part. Prior to COVID - 19, United’s management team was executing on a deleveraging plan that strategically positioned the balance sheet for the future Adjusted debt / adjusted EBITDAR 1 6.9 3.2 2010 2019 ▪ Prior to the COVID - 19 pandemic, United was executing a successful deleveraging plan, which increased flexibility to manage and position the business upon onset of the crisis ▪ In recent years the company has managed capital prudently and de - levered the balance sheet ▪ Consistent with United’s approach post 9/11, the Company intends to use a thoughtful approach to pay down debt and rebuild the balance sheet following this current period of stress

17 Source: 2012 – 2019 Business Traveler News Airline Survey. Business and premium traffic buyers have noticed United’s success Overall scores Business Traveler News (BTN) Annual Airline Survey 2015 2017 2016 2018 2019

Collateral Overview

Collateral Overview
$5.8bn value across Spare Parts, Spare Engines and Aircraft[1]

	Spares Collateral	Tier I Aircraft	Tier II Aircraft
Asset Mix / Composition (By Value)	Expendable 14% Spare Engine 35% Rotable 35% Repairable 17%	737-900ER 9% 737-800 36% A319 13% A320 23% 777-200ER 19%	757-300 6% 767-300ER 3% 777-200 3% A320 17% 767-400ER 9% 757-200 10% 777-200ER 16% 737-800 14% A319 11% 737-700 12%
Collateral Value ($)[2]	$1.95bn	$1.72bn	$2.16bn
Collateral Value (%)	33%	29%	37%
Details	Spare Parts (excluding Spare Engines): 79% are rotable / repairable and 21% expendable Spare Engines: 46% are WB engines and 54% NB engines	109 Aircraft 86% NB | 14% WB 100% In Production Family 86% In Production Variants	243 Aircraft 69% NB | 31% WB 84% In Production Family 41% In Production Variants
Average Age[3]	N/A	16 years	21 years
Portion of United's Overall Fleet	Substantially all of United's Spare Parts and Spare Engines inventory	13% of United's mainline fleet	30% of United's mainline fleet
Section 1110	Yes	Yes	Yes

Single equipment notes structure creates de facto cross-collateralization and cross-default protections, creating the most defensive collateral package across EETCs to date. The total collateral has an appraised value of $5.8bn

Note: Numbers may not add to 100% due to rounding. Reference date for age is August 31, 2020. "WB" means widebody aircraft, "NB" means narrowbody aircraft.
[1] Unless noted, statistics determined by Aircraft / Spare Engine count.
[2] Collateral values reflect the following valuations: Spare Parts: Current market values from mba as of August 2020. Aircraft and Spare Engines: LMM projected base values from mba, ICF and BK, adjusted for projected maintenance condition by mba and calculated to reflect Q1 2021 values. Appraisal forecasts are as of September 1, 2020.
[3] Aircraft average age weighted by value. The average age across Tier I and II Aircraft is 19 years.

UNITED

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20 Spares Collateral – Spare Parts Spare Parts Collateral Security Interest in Spare Parts ▪ An airline’s Spare Parts are essential to maintaining normal business operations ▪ United obtained current market value appraisals from mba of the Spare Parts collateral, showing a value of $ 1,277mm as of August 2020 ▪ Under the EETC structure, the Spare Parts are effectively cross - collateralized with the Aircraft pool and Spare Engines ▪ In line with the value retaining nature of Spare Parts for purposes of ongoing LTV tests, the structure assumes no depreciation. As such, stable LTV de - escalation is expected across the tenor ▪ The Spares Collateral LTV will be tested semi - annually and, at each test date, Spare Part values will be refreshed for the current inventory and current market value ▪ The security interest is perfected by filing UCC financing statements and filings with the FAA identifying the “designated locations” where the Spare Parts are located ▪ Any replacement Spare Parts acquired by United from time to time will automatically be subject to the lien of the EETC ▪ A minimum of 85% of Spare Parts then available for use in United’s fleet must be at “designated locations” ▪ If any location has over 1.5% of Spare Parts then available for use in United’s fleet, United will use commercially reasonable efforts to add it as a “designated location” ▪ The security interest is structured so that the EETC will have a claim on substantially all of United’s Spare Parts then available for use in its fleet — The security interest does not apply to a spare part while it is installed on an aircraft or engine or not at a “designated location” UAL 2020 - 1 will benefit from a security interest in substantially all of United’s Spare Parts inventory

Spares Collateral – Spare Engines

During 2018 and 2019, United averaged 350+ engine changes and used its engine spares pool almost daily[1]

Spare Engine Collateral

- The Spare Engine collateral in UAL 2020-1 consists of 99 engines across 15 unique types
- At issuance, these engines will represent substantially all of United's 111 Spare Engines
- United relies heavily on its Spare Engines to keep aircraft flying and operational during engine maintenance visits
- The Spare Engines support a range of host aircraft: 46% support WBs and 54% support NBs
- United obtained appraised values for the Spare Engines from mba, ICF and BK and maintenance adjustments from mba. The Q1 2021 projected LMM base values adjusted for projected maintenance condition is $675mm
- The Spares Collateral LTV will be tested semi-annually and, at each test date, Spare Engine values will be refreshed for the maintenance adjusted base value

UAL 2020-1 Spare Engine Breakdown[2]

By Engine Variant



RB211 3%
CF6 1%
PW4000 7%
GEnx 30%
V2500 11%
LEAP-1B 7%
GE 18%
CFM56 23%

By Engine Manufacturer



RR 3%
IAE 11%
PW 7%
GE 50%
CFM 29%

Note: General Electric ("GE"), CFM International ("CFM") International Aero Engines ("IAE"), Pratt & Whitney ("P&W"), Rolls Royce ("RR").
[1] Please note that this is a historical average and post-COVID-19 usage will change this estimate dramatically.
[2] Charts and statistics weighted by projected LMM base values from mba, ICF, BK adjusted for projected maintenance condition determined by mba and calculated to reflect Q1 2021 values. Appraisal forecasts are as of September 1, 2020.

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Aircraft Collateral

UAL 2020-1 collateral includes 43% of United's mainline operating fleet. The portfolio is 74% narrowbody and 26% widebody[1]

Overview

- The Aircraft collateral in UAL 2020-1 consists of **352 mainline Aircraft** across 11 variants with a weighted average age of 19 years (weighted by value)
  - Age is in line with United's overall mainline operating fleet which has an average age of ~16 years old (by count)
- United obtained appraised values for the Aircraft from mba, BK, and ICF and maintenance adjustments from mba. The projected LMM base value adjusted for projected maintenance is $3,883mm
- For purposes of debt structuring and covenant compliance testing, the Aircraft collateral pool will be divided into sub groups:
  - Tier I Aircraft: Aircraft younger than 20 years old
  - Tier II Aircraft: Aircraft 20yrs or older and all 757s, 767s, 777-200 (other than the 777-200ER) and 737-700 (regardless of age)
- **The notional debt associated with the Tier I Aircraft amortizes fully in 6.7 years and Tier II amortizes fully in 3.7 years**
- The Tier I and Tier II Aircraft LTV will be tested semi-annually and at each test date, Aircraft maintenance adjusted base value will be refreshed

UAL 2020-1 By Aircraft Variant

Aircraft Variant	Aircraft Type	Count	% of Aircraft Collateral (Count)	Value ($mm)	% of Aircraft Collateral (Value)	Average Age	Tier
A320	NB	71	20%	761	20%	21	I / II
737-800	NB	63	18%	926	24%	18	I / II
A319	NB	52	15%	453	12%	21	I / II
737-700	NB	30	9%	681	18%	21	II
757-200	NB	29	8%	250	6%	23	II
757-300	NB	9	3%	209	5%	17	II
737-900ER	NB	7	2%	61	2%	11	I
777-200ER	WB	48	14%	71	2%	21	I / II
777-200	WB	15	4%	201	5%	24	II
767-300ER	WB	14	4%	122	3%	20	II
767-400ER	WB	14	4%	148	4%	19	II
Total[2]		**352**	**100%**	**3,883**	**100%**	**18.9**	

Note: Reference date for age is August 31, 2020. Aircraft collateral values reflect projected LMM base values from mba, ICF, BK adjusted for projected maintenance condition determined by mba and calculated to reflect Q1 2021 values. Appraisal forecasts are as of September 1, 2020. [1] Percentages determined by Aircraft count. [2] Total row for average age column is calculated using a weighted average by value.

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Aircraft Collateral

Aircraft collateral is bifurcated into two tiers. Tier I includes most Aircraft less than 20 yrs old and Tier II includes all Aircraft 20 or more yrs old and all 757s, 767s, 777-200 (other than 777-200ER) and 737-700 (regardless of age)

Tier I Aircraft



A319
19%
A320
28%
737-800
33%
777-200ER
14%
737-900ER
6%



WB
14%
NB
86%

29% of Total Collateral Value

	Count	Aircraft Value ($mm)	% of Aircraft Collateral (Value)	Average Age
737-700	-	-	-	-
737-800	36	619	16%	15
737-900ER	7	148	4%	11
757-200	-	-	-	-
757-300	-	-	-	-
767-300ER	-	-	-	-
767-400ER	-	-	-	-
777-200	-	-	-	-
777-200ER	15	330	8%	17
A319	21	224	6%	19
A320	30	400	10%	19
Total[1]	**109**	**$1,721**	**44%**	**16**

Tier II Aircraft



A319
13%
A320
17%
737-700
12%
737-800
11%
757-200
12%
757-300
4%
777-200ER
14%
777-200
6%
767-400ER
6%
767-300ER
6%



WB
31%
NB
69%

37% of Total Collateral Value

	Count	Aircraft Value ($mm)	% of Aircraft Collateral (Value)	Average Age
737-700	30	250	6%	21
737-800	27	307	8%	21
737-900ER	-	-	-	-
757-200	29	209	5%	23
757-300	9	122	3%	17
767-300ER	14	71	2%	20
767-400ER	14	201	5%	19
777-200	15	61	2%	24
777-200ER	33	351	9%	22
A319	31	229	6%	22
A320	41	361	9%	23
Total[1]	**243**	**$2,162**	**56%**	**21**

Note: Reference date for age is August 31, 2020. Charts determined by Aircraft count unless specified; Aircraft collateral values reflect LMM projected base values from mba, ICF and BK, adjusted for projected maintenance condition by mba and calculated to reflect Q1 2021 values. Appraisal forecasts are as of September 1, 2020.

[1] Total row for average age column is calculated using a weighted average.

UNITED 23

24 Aircraft Collateral in the Context of United’s Fleet 1 Note: Figures do not include aircraft that are owned or leased by United’s Regional carriers. Fleet data provided by the Comp any . 1 United’s mainline fleet includes 814 owned and leased aircraft. 2 Data provided as of September 2020. By Aircraft Count By Age Distribution Of the UAL 2020 - 1 Aircraft collateral, 47% are parked while 53% are flying. Of United’s mainline fleet, 44% are parked while 56% are flying 2 29 108 198 17 92 122 54 80 57 55 2 0 50 100 150 200 250 300 0 - 5 5 - 10 10 - 15 15 - 20 20 - 25 25 - 30 30 - 35 Aircraft Count Years UAL 2020-1 United Fleet 35% 57% 78% 24% 0 20 40 60 80 100 120 140 160 787-10 787-9 787-8 777-300ER 777-200ER 777-200 767-400ER 767-300ER 757-300 757-200 737 MAX 9 737-900ER 737-900 737-800 737-700 A320 A319 Aircraft Count UAL 2020-1 United Fleet

2020 - 1 EETC Structure

26 Tier II Aircraft debt is fully repaid within 4 years Tier II Aircraft assets are released from the structure Note: Forward values for Aircraft and Spare Engines are based on LMM forward projections from mba, ICF and BK adjusted for projected maintenance condition determined by mba . Forward values for Spare Parts are assumed to remain the same through the tenor and reflect market values from mba as of Q3 2020 . See the appraisal reports in the P reliminary Prospectus Supplement for additional details Amortization and LTV Profiles (Overall) Overall Debt Paydown Overall LTV Curve Transaction is structured to de - lever quickly through the tenor of the deal 0% 10% 20% 30% 40% 50% 60% 70% Oct-20 Oct-21 Oct-22 Oct-23 Oct-24 Oct-25 Oct-26 Oct-27 LTV (%) Existing Class A LTV Class B LTV $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 Oct-20 Oct-21 Oct-22 Oct-23 Oct-24 Oct-25 Oct-26 Oct-27 Millions Existing Class A Outstanding Balance Class B Outstanding Balance z2

27 Amortization and LTV Profiles (By Group) LTV (%) LTV (%) LTV (%) The EETC is governed by a single Indenture under a single paydown profile for each series of Equipment Notes, incorporating all collateral. For purposes of LTV tests, each collateral group will be tested independently with paydown projections as shown b elo w: Spare Parts and Spare Engines Tier I Aircraft Tier II Aircraft 0% 20% 40% 60% 80% Max LTV Threshold 0% 20% 40% 60% 80% 100% Tier II Aircraft Class A LTV Tier II Aircraft Class B LTV 0% 20% 40% 60% 80% 100% Tier I Aircraft Class A LTV Tier I Aircraft Class B LTV 0% 20% 40% 60% 80% 100% Spares Class A LTV Spares Class B LTV Note: Forward values for Aircraft and Spare Engines are based on LMM forward projections from mba, ICF and BK adjusted for pr oje cted maintenance condition determined by mba. Forward values for Spare Parts are assumed to remain the same through the tenor and reflect market values from mba as of Q3 2 020 . See the appraisal reports in the Preliminary Prospectus Supplement for additional details

Overview of Aircraft Release Mechanics

The UAL 2020-1 structure provides United with limited flexibility to release assets (within certain maximum thresholds for releases provided) to ensure the structure is appropriately over-collateralized and the security package remains robust

	Release Threshold
Release Thresholds [2]	• Year 1 & 2: Up to $100mm (Year 1 releases for Technical Impairment only) • Year 3: Up to $100mm • Year 4: Up to $50mm • Year 5: Up to $50mm • Year 6: Up to $40mm • Year 7: Up to $40mm Max of 40% release flexibility can be applied to Spare Engines collateral, 40% to Tier I Aircraft, and 70% combined between Spare Engines and Tier I Aircraft prior to Year 5 Unused threshold from any year can be used in a subsequent year Only Aircraft or Spare Engines (i) subject to a Technical Impairment (ii) that United reasonably expects will not be utilized as part of its in-service fleet or (iii) of a type that has been fully retired or has been announced for retirement by United may be released from the Collateral pursuant to the release mechanic.
Requirements to Release Spare Engines or Aircraft	• United must provide updated appraisals of the Collateral to be released within 90 days of the Release Request Date • No Collateral Trigger Event exists or will exist as a result of such release

LTV Maintained with Maximum Withdrawals[1]



Tier II assets are all released from structure
70%
60%
50%
40%
30%
20%
10%
0%
LTV (%)
Oct-20
Oct-21
Oct-22
Oct-23
Oct-24
Oct-25
Oct-26
Oct-27
Existing Class A LTV
Class B LTV
Existing Class A LTV with Release
Class B LTV with Release

[1] LTV chart assumes no release in Year 1 for Technical Impairment. [2] Year 1 commences on October 28, 2020, date of Class A issuance.

UNITED 28

Summary of Transaction Strengths

30 Key Transaction Strengths ▪ The UAL 2020 - 1 EETC offering is fully - recourse obligation to United Airlines ▪ Collateral includes substantially all of United’s Spare Parts and Spare Engines and 43 % by count of aircraft fleet ▪ Strong essentiality of collateral as the assets are indispensable to United’s daily operations ▪ Moderate Class B LTV at issuance of 60.4% ▪ All Spare Parts, Spare Engines and Aircraft in the collateral pool are Section 1110 eligible ▪ Semi - annual declining LTV tests with updated appraisals ▪ Significant amortization results in a steadily declining leverage profile ▪ Liquidity Facility covering six consecutive quarterly interest payments ▪ Robust Spare Parts covenant package 2020 - 1 ▪ Composition Tests limit material changes to collateral mix

Description of Transaction Strengths

1 **Attractive Section 1110 Collateral**	▪ Strong asset mix consisting of 43% of United's mainline Aircraft, substantially all of United's Spare Engines, and substantially all of United's Spare Parts ▪ All Spare Parts, Spare Engines and Aircraft in the collateral pool for this transaction are eligible for protections under Section 1110 of the U.S. bankruptcy code giving lenders more control over their collateral
2 **Strong Essentiality**	▪ Assets are core to United's operations – United's ability to operate would be hampered materially without their use. They are difficult to replace through the secondary market
3 **Effective Cross-Default & Cross-Collateralization**	▪ The Series A and Series B equipment notes are issued under a single indenture ▪ Lenders benefit from the combined single pool of collateral of aircraft, Spare Engines, and Spare Parts collaterlizing the sole equipment note of each Series in lieu of a standard cross-default and cross-collateralization provision found in EETC, resulting in at least as favorable enforcement mechanics ▪ United's obligations are due under a single repayment schedule for each series of Equipment Notes ▪ Notional amortization is calculated at the collateral group level but schedules roll up into a single legal amortization schedule for each series of Equipment Notes
4 **Moderate LTV and Customized Amortization Profile**	▪ Each collateral group's amortization profile is designed to match the nature of the assets ▪ Spare Engines and Spare Parts: Maintains modest amortization to reflect longer useful life of the asset. Spare Parts structured to match the fluidity of the asset class and retention of value ▪ Tier I and II Aircraft: While both collateral groups are fully amortizing, the Tier II aircraft amortize more quickly
5 **Liquidity Facility**	▪ Liquidity facility provided for the Class A and Class B Certificates to provide coverage of up to 18-months of interest payments ▪ In the event of a missed payment, interest on the Class A and B Certificates remains current for 18 months while the collateral is repossessed and remarketed

UNITED 31

Description of Transaction Strengths

6 **Ongoing LTV tests**	▪ The transaction benefits from three separate semi-annual notional LTV tests – one for each collateral group – to ensure the deal maintains appropriate overcollateralization levels through the tenor of the transaction ▪ All assets will be re-appraised semi-annually by an ISTAT certified appraiser
7 **Composition Test**	▪ As a condition to substitution or release of certain collateral: – Spare Parts and Spare Engine collateral must compose at least 25% of total collateral value (as % of total collateral) – Spare Engines and rotables must compose at least 55% of Spares collateral (as % of spares collateral) – Narrowbody aircraft must compose at least 60% of total Aircraft collateral value (as % of aircraft collateral) – Regional aircraft cannot compose more than 15% of total Aircraft collateral value (as % of aircraft collateral)
8 **Spare Parts Covenants**	▪ United must maintain at least 85% of its Spare Parts then available for use in its fleet at a "designated location", which is tested as of each semi-annual LTV test date ▪ A breach of such Spare Parts Covenant results in an Indenture Event of Default, after a 90-day cure period ▪ If any other location has 1.5% or more of United's Spare Parts then available for use in its fleet as of any semi-annual LTV test date, United must use commercially reasonable efforts to add such location as a "designated location" ▪ Spare Parts other than rotables and repairables in excess of 25% (by Appraised Value) of the Aggregate Value of the Spare Parts Collateral will have a value of zero for purposes of calculating the LTV Ratios
9 **Restrictions on Release of Aircraft**	▪ United will maintain some flexibility to release assets from the UAL 2020-1 structure through the transaction, enabling United to maintain operational efficiency and commercial effectiveness ▪ Asset release may not occur if an LTV failure (of any group) exists or will exist as a result of the release or if a Composition Test failure would result from or be worsened by such release

UNITED 32

Summary Term Sheet

34 Indicative Terms Format • Enhanced Equipment Trust Certificates (“EETC”) • SEC Registered Issuer • United Airlines, Inc. Legal Framework • Single Class B Equipment Note under a single indenture Use of Proceeds • Proceeds from the offering will be used for general corporate purposes and to pay fees and expenses related to the offering At Issuance of Class A (Oct ‘20) At Issuance of Class B (Feb ‘21) Overall Advance / LTV • Class A: 51.6% • Class A: 50.2% • Class B: 60.4% Offering Size • Class A: $3,000mm • Class A: $$2,927mm • Class B: $600mm • Total: $3,527mm Overall Tenor / WAL • Class A: 7.0 years / 4.1 y ears from Class A Issuance Date • Class A: 6.7 years / 3.9 y ears from Class B Issuance Date • Class B: 5.0 years / 3.2 years from Class B Issuance Date Balloon at Maturity 1 • Class A: 24% • Class A: 24% • Class B: 23% Payment Periods • Quarterly • Quarterly Key Transaction Terms 1 Based on initial outstanding principal amount of the applicable equipment note.

Key Transaction Terms

	Collateral Groups	Spare Parts & Spare Engines	Tier I Aircraft	Tier II Aircraft	Aggregate
		Indicative Terms			
At Class A Issuance (Class A)	Initial LTV	• 60.3%	• 50.0%	• 45.0%	• 51.6%
At Class A Issuance (Class A)	Tenor WAL	• 7.0 years • 5.7 years	• 7.0 years • 3.8 years	• 4.0 years • 2.5 years	• 7.0 years • 4.1 years
At Class B Issuance (Class A / B)	Initial LTV	• 59.2% / 70.1%	• 48.5% / 58.4%	• 43.3% / 53.3%	• 50.2% / 60.4%
At Class B Issuance (Class A / B)	Tenor WAL	• 6.7 / 5.0 years • 5.5 / 3.8 years	• 6.7 / 5.0 years • 3.6 / 3.6 years	• 3.7 / 3.7 years • 2.3 / 2.3 years	• 6.7 / 5.0 years • 3.9 / 3.2 years
	Class A Amortization p.a.[1]	• Year 1 – 4: 5% • 7.5% thereafter	• Year 1 – 2: 10% • Year 3 – 4: 15% • Year 5: 30% • Year 6 – 7: 10%	• Year 1: 15% • Year 2: 20% • Year 3: 25% • Year 4: 40%	• Year 1: 10% • Year 2: 11% • Year 3: 14% • Year 4: 19% • Year 5: 11% • Year 6: 6% • Year 7: 28%
	Class B Amortization p.a. [1]	• 10%	• Year 1 – 4: 10% • Year 5: 60%	• Year 1: 20% • Year 2: 21% • Year 3: 29% • Year 4: 30%	• Year 1-2: 14% • Year 3-4: 17% • Year 5: 38%
	Notional LTV Tests [2]	• Year 1 – 5: 75% • Year 6 – 7: 65%	• Year 1 – 3: 65% • Year 4: 55% • Year 5: 45% • Year 6 – 7: 30%	• Year 1: 65% • Year 2: 60% • Year 3: 55% • Year 4: 40%	• -

Note: "Tier I Aircraft" means most collateral aircraft less than 20 years from its date of manufacture and not a Tier II Aircraft. "Tier II" means aircraft 20 or more years old or that is a 737-700 or 777-200 (other than 777-200 ER) or is an aircraft in the Boeing 757- or 767- families.
[1] Year 1 for each tranche commences on the date of issuance of the respective tranche.
[2] Notional LTV Test Year 1 commences on October 28, 2020, date of Class A issuance.

UNITED 35

Key Transaction Terms

	Indicative Terms
LTV Breach	• United is required to, no later than 90 days after the applicable Collateral Test Date; do one or more of the following, which in the aggregate cures such LTV breach: • (I) grant a security interest in Additional Collateral [1] • (II) deposit cash or permitted investments or a combination of cash and permitted investments • (III) pay an amount not less than the difference of (i) the applicable Minimum Collateral Value minus (ii) the Aggregate Appraised Value of the applicable Collateral Group
One Class of Certificates Offered	• One subordinate tranche (Class B) representing amortizing debt. One outstanding senior tranche (Class A) was issued on October 28, 2020 • United retains the option to issue additional subordinated classes of Certificates at any time in the future
Waterfall	• Sequential amortization structure. Interest on Preferred Pool Balance of the Class B Certificates is paid before principal on the existing Class A Certificates. Same waterfall before and after an Event of Default
Cross-Collateralization & Cross-Default	• While the transaction will feature single existing Series A Equipment Note and single Series B Equipment Note, all three groups of collateral are effectively cross-collateralized and cross-defaulted given they are all structured under a single indenture; no need to proceed under multiple indentures makes it easier to pursue remedies
Buyout Rights	• If a United bankruptcy event occurs, subordinated Certificate holders will have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest. No buyout rights during the 60-day Section 1110 period • No Equipment Note buyout rights
Liquidity Facility	• Liquidity support in the form of a Liquidity Facility on the existing Class A and Class B Certificates covering 18 months of interest • Required Liquidity Provider Threshold Long-Term Rating of Baa2 from Moody's and BBB from S&P for the Class A Certificates and Baa2 from Moody's and BBB- from S&P for the Class B Certificates
Appraisals	• Separate semi-annual appraisal for Spare Parts, Spare Engines and Aircraft. Spare Engines and Aircraft appraisals will reflect the Maintenance Adjusted Base Value of collateral and spare parts appraisals will reflect the current market value

[1] In the case of a breach of the LTV Ratios with respect to Tier I and Tier II Collateral, one or more Tier I Aircraft may be added as Additional Collateral with an aggregate Appraised Value sufficient to cure both breaches, and United may designate a specified percentage of such Tier I Aircraft to be included as Tier I Collateral and Tier II Collateral (without duplication) for so long as such Tier I Aircraft remains part of the Collateral.

UNITED 36

37 Indicative Terms Composition Test As a condition to substitution or release of certain collateral: • Min Sum of Aggregate Appraised Value for Spare Parts and Spare Engine Collateral : 25% (as % of all collateral) • Min Sum of Aggregate Appraised Value for Rotables and Spare Engine Collateral : 55% (as % of Spares Collateral) • Min Aggregate Appraised Value of all narrowbody aircraft: 60% (as % of Aircraft collateral combined) • Max Aggregate Appraised Value of all regional jets: 15% (as % of Aircraft collateral combined) Spare Parts Covenant • United will maintain Spare Parts representing, as of each Collateral Test Date, at least 85% (by Appraised Value) of its Spare Parts then available for use in its fleet at a “designated location” and a breach will result in an Event of Default, after a 90 - day cure period • If any location owned or leased by United (other than a “designated location”) has, as of any Collateral Test Date, 1.5% or more of United’s Spare Parts then available for use in its fleet by value, United shall use reasonable commercial efforts to cause such location to be add ed as a “designated location” • Spare Parts associated exclusively with aircraft types that have fully exited United’s fleet will be given zero value for calculations of the LTV tests • Spare Parts other than rotables and repairables in excess of 25% (by Appraised Value) of the Aggregate Appraised Value of the Sp are Parts Collateral will have a value of zero for purposes of calculating the LTV Ratios Key Transaction Terms

Key Transaction Terms

	Indicative Terms

Substitution of Collateral	• United may release any airframe or engine (including any Spare Engine) and substitute for it one or more airframes or engines, as applicable (for the avoidance of doubt, no engine may be substituted with an airframe and no airframe may be substituted with one or more engines), subject to certain restrictions including:
	  • No substitute airframe or engine is a type that (i) has been fully retired or has been announced for retirement by United or (ii) is not then certificated as to type by the FAA;
	  • No Event of Default has occurred and is continuing at the time of substitution;
	  • No Composition Test breach has occurred and is continuing at the time of substitution (unless such substitution would improve compliance, or otherwise not worsen any noncompliance, with such Composition Test);
	  • In the case of a substitute airframe (or airframes), it has (or they have, on a weighted average basis) a date of manufacture no earlier than the date of manufacture of the airframe being released;
	  • In the case of a substitute airframe or engine, it has (or in the case of multiple substitute airframes or engines, they collectively have) a MABV at least 110% of that of the released airframe or engine; and
	  • In the case of a replacement of an airframe with one or more airframes of a different model (other than a comparable or improved model) and/or manufacturer, United will be obligated to obtain written confirmation from each Rating Agency that substituting such substitute airframe (and if applicable, any other substitute airframes) for the replaced airframe will not result in a withdrawal, suspension or downgrading of the ratings of any Class of Certificates then rated by such Rating Agency.
	• Provided that: A widebody Aircraft may be released and substituted with any aircraft and narrowbody aircraft may be released and substituted with narrowbody aircraft or Eligible Regional Aircraft[1], but not widebody aircraft

Release Threshold[2, 3]	• Year 1 & 2: Up to $100mm release flexibility (Year 1 releases for Technical Impairment only) • Year 3: Up to $100mm release flexibility, cumulatively $200mm • Year 4: Up to $50mm release flexibility, cumulatively $250mm • Year 5: Up to $50mm release flexibility, cumulatively $300mm • Year 6: Up to $40mm release flexibility, cumulatively $340mm • Year 7: Up to $40mm release flexibility, cumulatively $380mm • **Max of 40% release flexibility can be applied to Spare Engines collateral, 40% to Tier I Aircraft collateral, and 70% combined between Spare Engines and Tier I Aircraft collateral prior to Year 5**

[1] Eligible Regional Aircraft means any 2014 vintage or younger commercial jet aircraft that is an Embraer ERJ 175, Embraer ERJ 190, Embraer ERJ 195, Bombardier CRJ 900 or any other comparable or improved model of regional commercial jet aircraft commonly configured to have at least 70 passenger seats.
[2] Only applies to Aircraft and Spare Engines that United reasonably expects will not be utilized as part of its in-service fleet, are of a type that has been announced for retirement or has been retired by United or that is subject to a Technical Impairment.
[3] Year 1 commences on October 28, 2020, date of Class A issuance.

UNITED 38

Appendix A: Detailed Amortization Schedules

Projected Debt Balance and LTVs (1/2)

		Debt Balance		Principal Amortization		LTV	
Date	Collateral Value[1]	Existing Class A	Class B	Existing Class A	Class B	Existing Class A	Class B
Class B Issuance Date	$5,835,642,934	$2,927,475,000	$600,000,000	-	-	50.2%	60.4%
April 15, 2021	5,855,975,183	2,854,950,000	582,300,000	72,525,000	17,700,000	48.8%	58.7%
July 15, 2021	5,876,307,432	2,782,425,000	560,550,000	72,525,000	21,750,000	47.3%	56.9%
October 15, 2021	5,896,639,680	2,709,900,000	538,800,000	72,525,000	21,750,000	46.0%	55.1%
January 15, 2022	5,903,417,545	2,625,212,500	518,400,000	84,687,500	20,400,000	44.5%	53.3%
April 15, 2022	5,910,195,410	2,540,525,000	498,000,000	84,687,500	20,400,000	43.0%	51.4%
July 15, 2022	5,916,973,274	2,455,837,500	477,600,000	84,687,500	20,400,000	41.5%	49.6%
October 15, 2022	5,923,751,139	2,371,150,000	457,200,000	84,687,500	20,400,000	40.0%	47.7%
January 15, 2023	5,804,664,287	2,263,600,000	434,100,000	107,550,000	23,100,000	39.0%	46.5%
April 15, 2023	5,685,577,435	2,156,050,000	411,000,000	107,550,000	23,100,000	37.9%	45.2%
July 15, 2023	5,566,490,582	2,048,500,000	387,900,000	107,550,000	23,100,000	36.8%	43.8%
October 15, 2023	5,447,403,730	1,940,950,000	364,800,000	107,550,000	23,100,000	35.6%	42.3%
January 15, 2024	5,325,312,483	1,796,912,500	333,600,000	144,037,500	31,200,000	33.7%	40.0%
April 15, 2024	5,203,221,237	1,652,875,000	302,400,000	144,037,500	31,200,000	31.8%	37.6%

[1] Forward values for Aircraft and Spare Engines are based on projected LMM maintenance adjusted base values. Values for Spare Parts are assumed to remain the same through the tenor and reflect market values from mba as of Q3 2020.

UNITED 40

Projected Debt Balance and LTVs (2/2)

		Debt Balance		Principal Amortization		LTV	
Date	Collateral Value[1]	Existing Class A	Class B	Existing Class A	Class B	Existing Class A	Class B
July 15, 2024	5,081,129,990	1,508,837,500	261,600,000	144,037,500	31,200,000	29.7%	35.0%
October 15, 2024	4,959,038,744	1,364,800,000	261,600,000	144,037,500	31,200,000	27.5%	32.4%
January 15, 2025	3,198,150,790	1,278,643,750	230,400,000	86,156,250	9,600,000	40.0%	47.2%
April 15, 2025	3,135,153,694	1,192,487,500	199,425,000	86,156,250	30,975,000	38.0%	44.4%
July 15, 2025	3,072,156,597	1,106,331,250	168,450,000	86,156,250	30,975,000	36.0%	41.5%
October 15, 2025	3,009,159,501	1,020,175,000	137,475,000	86,156,250	30,975,000	33.9%	38.5%
January 15, 2026	2,953,520,040	976,818,750	-	43,356,250	137,475,000	33.1%	-
April 15, 2026	2,897,880,579	933,462,500	-	43,356,250	-	32.2%	-
July 15, 2026	2,842,241,118	890,106,250	-	43,356,250	-	31.3%	-
October 15, 2026	2,786,601,656	846,750,000	-	43,356,250	-	30.4%	-
January 15, 2027	2,754,200,355	803,393,750	-	43,356,250	-	29.2%	-
April 15, 2027	2,721,799,053	760,037,500	-	43,356,250	-	27.9%	-
July 15, 2027	2,689,397,751	716,681,250	-	43,356,250	-	26.6%	-
October 15, 2027	2,656,996,450	-	-	716,681,250	-	-	-

[1] Forward values for Aircraft and Spare Engines are based on projected LMM maintenance adjusted base values. Values for Spare Parts are assumed to remain the same through the tenor and reflect market values from mba as of Q3 2020.

UNITED 41

Appendix B: Additional Collateral Information

Aircraft Collateral Pool Importance

Aircraft type	% of Aircraft Collateral	# of Aircraft	Average Age by Type	Importance to United
Boeing 737-700 	6%	30	21	• Small gauge mainline aircraft that bridges the gap between regional aircraft and mid-size narrowbody aircraft • ETOPS capability enables the aircraft to fly key Latin missions • Excellent takeoff performance that enables it to operate in challenging airports
Boeing 737-800 	24%	63	18	• Combination of good operating economics, capacity and range capability for United's domestic and Latin network
Boeing 737-900ER 	4%	7	11	• Offers upgauge opportunities from smaller sized narrowbody aircraft for markets with stronger demand • Best per seat economics amongst United's 737NG fleets
Boeing 757-200 	5%	29	23	• Narrowbody aircraft that has the range capability to fly across the Atlantic, servicing secondary European markets from East Coast hubs • Narrowbody aircraft that services United's coast to coast Premium Services flights with lie-flat first class product
Boeing 757-300 	3%	9	17	• Unique high-density narrowbody aircraft that offers mid to long-haul domestic deployment in high-demand time channels and markets • Good CASM economics for domestic leisure routes (e.g. Hawaii and Orlando)

UNITED 43

Aircraft Collateral Pool Importance (cont'd)

Aircraft type	% of Aircraft Collateral	# of Aircraft	Average Age by Type	Importance to United
Boeing 767-300ER 	2%	14	20	• Nearly all High-J (business class) configuration aircraft that provides 46 business class seats and 22 premium economy seats for high business traffic routes • Newly reconfigured with Polaris product • High network utility – long range and large capacity combination for European and South America routes, allowing United to service certain long-haul routes during low seasons
Boeing 767-400ER 	5%	14	19	• Favorable operating economics with strong range capability
Boeing 777-200 	2%	15	24	• Strong CASM for domestic hub to hub routes with high demand • Offers flexibility with bank consolidations at certain hubs
Boeing 777-200ER 	18%	48	21	• Brand new Polaris interior and Premium Plus cabin • Large range and capacity capability for long-haul routes
A319 	12%	52	21	• Small gauge mainline aircraft that bridges the gap between regional aircraft and mid-size narrowbody aircraft
A320 	20%	71	21	• Effective medium gauge narrowbody aircraft that serves a diverse set of markets

UNITED 44

45 Aircraft Spare Engines Spare Engines Useful Life • Useful life typically assumed to be up to ~30 yr • Life cycle of an engine is longer than that of an airframe (30 - 40yr) • Limited by the production of the supported aircraft • Rotables and repairables can be repeatedly rehabilitated to a fully serviceable condition, in the case of rotables , to approximate aircraft life • Expendables have a relatively short useful life Applicability • Versatility of operating routes, conversion from passenger to freight, seat - mile costs and replacement options affect aircraft applicability • Engines can be used to power different aircraft types and variants • Various applications provide lower sensitivity to changing preferences • Ability to service various aircraft drives applicability Value Volatility • More value and less volatility in downturns • Less value and less volatility in downturns • Less value and less volatility in downturns Value Retention • Values decline with the age of the aircraft • Annual depreciation typically ranges from 6 - 8%, depending on equipment type and age • Engine values are less correlated with the age or vintage of the engine • Ongoing maintenance rebuilds value and operational capabilities to a level comparable to new engines • Engine values broadly are directly correlated to aircraft production / retirement similarly to spares • Spare Parts depreciate when aircraft enters service to then recover some of the value as the secondary parts market becomes more active • Once aircraft production ceases, scarcity drives market value back up • Spares’ values steadily depreciate as supporting fleet retires Residual Value Over Time Aircraft Spare Engines Spare Parts Asset Comparison Key Characteristics of Aircraft, Spare Engines and Spare Parts Performance 0% 20% 40% 60% 80% 100% 120% 0% 20% 40% 60% 80% 100% 120% 0% 20% 40% 60% 80% 100% 120% New Generation Mid - Life Mature New Generation Mid - Life Mature Majority of Fleet Retired Obselesence Volatility Service Launch Limited or No Secondary Market Engine Aircraft Spare Parts Aircraft

Appendix C: Non - GAAP Reconciliation

47 Appendix: Reconciliation of GAAP to Non - GAAP financial measures UAL provides financial metrics, including earnings before interest, taxes, depreciation and amortization and aircraft rent (E BIT DAR), excluding special charges and unrealized (gains) losses on investments, and adjusted debt, that we believe provides useful supplemental information for management and investors. EBITDAR is adjusted for unrealiz ed (gains) losses on investments and special charges that are non - recurring and that management believes are not indicative of UAL’s ongoing performance. 1 – Finance leases under ASC 842 are the same as capital leases under ASC 840. 2 – Operating lease liabilities were not recorded until the adoption of ASC 842. Per industry standards, prior to ASC 842, seven times aircraft rent is used. EBITDAR 2019 2010 Net income (GAAP) $ 3,009 $ 253 Adjusted for: Interest expense 731 798 Interest capitalized (85) (15) Interest income (133) (15) Income tax expense 905 - Unrealized losses on investments (153) - Special charges before income taxes 246 669 Depreciation and amortization 2,288 1,079 Aircraft rent 288 500 Adjusted EBITDAR $ 7,096 $ 3,269 Adjusted Net Debt 2019 2010 Current maturities of long - term debt $ 1,407 $ 2,411 Current maturities of finance leases 1 46 252 Current maturities of operating leases 2 686 - Long - term debt 13,145 11,434 Long - term obligations under finance leases 1 220 1,036 Long - term obligations under operating leases 2 4,946 3,500 Postretirement benefit liability 789 2,344 Pension liability 1,446 1,473 Adjusted debt $ 22,685 $ 22,450 Adjusted Debt/Adjusted EBITDAR 3.2 6.9

Appendix: Reconciliation of GAAP to Non-GAAP financial measures & Cash Burn Reconciliation

UAL evaluates its financial performance utilizing various accounting principles generally accepted in the United States of America (GAAP) and Non-GAAP financial measures, including adjusted operating expense. UAL believes that adjusting for special charges (credits) is useful to investors because special charges (credits) are not indicative of UAL's ongoing performance. Reconciliations of reported non-GAAP financial measures to the most directly comparable GAAP financial measures are included below.

	Year Ended December 31 2019
CASM (cents)	
Cost per available seat mile (CASM) (GAAP)	13.67
Special charges	0.09
Third-party business expenses	0.06
Fuel expense	3.14
Profit sharing, including taxes	0.17
CASM, excluding special charges, third-party business expenses, fuel, and profit sharing (Non-GAAP)	10.21

(in millions per day)	2Q20	3Q20	4Q20
Cash burn[1]	$(40)	$(25)	$(33)
Debt principal and severance payments	(3)	(4)	(10)
Timing of certain payments[2]	2	1	(2)
Investments in the recovery[3]	--	(1)	(2)
Capital expenditures, net of flight equipment purchase deposit returns	--	4	1
Core Cash Burn[1]	**$(38)**	**$(24)**	**$(19)**

[1] Cash burn, as previously guided, is defined as: Net cash from operations, less investing and financing activities. Proceeds from the issuance of new debt (excluding expected aircraft financing), government grants associated with the Payroll Support Program of the CARES Act, issuance of new stock, net proceeds from the sale of short-term and other investments and changes in certain restricted cash balances are not included in this figure. Core cash burn is defined as: Cash burn, as further adjusted to exclude: debt principal payments, timing of certain payments, capital expenditures (net of flight equipment purchase deposit returns), investments in the recovery and severance payments. [2] Timing of certain payments refers to exclusion of payments in the quarter that had been deferred from prior periods or additions of payments that were deferred to a future period to maximize cash preservation. [3] Investments in the recovery primarily include, but are not limited to, spending on engine and airframe maintenance to prepare for the efficient operations ramp up as air travel demand returns.

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